Exhibit 99.1

Telesat Holdings Announces Completion of the Redemption
of Its Outstanding 12.5% Senior Subordinated Notes

OTTAWA, CANADA, May 1, 2013 – Telesat Holdings (“Telesat”) announced today that its wholly-owned subsidiaries, Telesat Canada and Telesat LLC (the “Co-Issuers”), have completed the redemption of all of their outstanding 12.5% Senior Subordinated Notes due 2017 (the "Senior Subordinated Notes") issued under an indenture dated as of June 30, 2008.

The total aggregate redemption price paid in respect of the $217.1 million principal amount of Senior Subordinated Notes that remained outstanding was approximately $230.7 million, including approximately $13.6 million in respect of the 6.25% call premium.  The Co-Issuers financed the redemption using cash-on-hand.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet will grow to 14 satellites once Telesat’s recently-launched Anik G1 satellite is brought into service. The fleet today consists of 13 satellites plus the Canadian payload on ViaSat-1. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)